SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EARNINGS CONFERENCE CALL 3Q26 NOVEMBER 13, 2026 EARNINGS CONFERENCE CALL 3Q26 DISCLAIMER ON FUTURE STATEMENTS This presentation may contain forward-looking statements. These statements are not historical facts and are based on the Company’s current vision and estimates of the Company’s management regarding future economic and other circumstances, industry conditions, performance and financial results, including any potential or projected impact related to Alagoas and related legal proceedings on the Company’s business, financial condition and operating results. The words “foresee”, “believe”, “estimate”, “expect”, “plan”, “objective” and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements regarding the possible results of legal and administrative processes, implementation of operations and financing strategies and investment plans, orientation of future operations, the objective of expanding its efforts to achieve the macro sustainable objectives disclosed by the Company, as well as factors or trends affecting the Company’s financial condition, liquidity, or operating results are examples of forward-looking statements. Such statements reflect the current views of the Company’s management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the expected events, trends, or results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operational factors, availability, development, and financial accessibility of new technologies. Any change in such assumptions or factors, including the projected impact related to Alagoas and related legal proceedings and the unprecedented impact on the Company’s businesses, employees, service providers, shareholders, investors, and other stakeholders, may cause actual results to be significantly different from current expectations. Consult the reports filed with the Securities and Exchange Commission- CVM, in particular the factors discussed in the sections for a full discussion of risks and other factors that may impact any forward-looking statements contained in this document. This presentation is not an offer of securities for sale in Brazil, any securities cannot be offered or sold in Brazil without registration or exemption from registration, any public offering of securities to be made in Brazil will be prepared by means of a prospectus that can be obtained from Braskem and which will contain detailed information about Braskem and the management, as well as the financial statements. This presentation was updated as of September 30, 2026, and Braskem does not assume any obligation to update it in light of new information and/or future developments. Braskem undertakes no liability for transactions or investment decisions made based on the information in this presentation. 2 | PUBLIC 3 | PUBLIC Agenda 3Q26 Context Performance by Segment Consolidated Performance Performance by Segment Consolidated Performance Petrochemical Scenario for 4Q26 and 2027 Petrochemical Scenario for 4Q26 and 2027 2026 Priorities 2026 Priorities EXTERNAL SCENARIO | 3Q26 Following the cyclical peak in 2Q26, petrochemical spreads normalized in 3Q26, with oil prices remaining at high levels BRENT OIL US$ 97/bbl average in 3Q26-7.2% vs. 2Q26 Main International Market Spreads - PE/PP | 3Q26 GLOBAL GDP 2026 +2.5% annual growth-0.3% vs. pre-war (a decline of ~$200 billion) GEOPOLITICAL CONTEXT Partial normalization of oil flows through the Strait of Hormuz US PE Spread – NAFTA ARA | Brazil Segment 357 773-57% 334 3Q25 2Q26 3Q26 PP Asia – Naphtha ARA Spread | Brazil Segment 309-16% 457 385 3Q25 2Q26 3Q26 US PE Spread – MB Ethane | Mexico Segment 1,425 724-35% 921 3Q25 2Q26 3Q26 The price differential for PE between the US and Asia has returned to levels closer to the historical norm, leading to a correction in spreads following their peak in 2Q26 4 | PUBLIC Source: Braskem 5 | PUBLIC Agenda 3Q26 Context Consolidated Performance 3Q26 Context Performance by Segment Consolidated Performance Petrochemical Scenario for 4Q26 and 2027 Petrochemical Scenario for 4Q26 and 2027 2026 Priorities 2026 Priorities PERFORMANCE BY SEGMENT 3Q26 | BRAZIL/SOUTH AMERICA EBITDA for the segment was US$267 million in 3Q26, 69% lower than in 2Q26, mainly due to the normalization of average international spreads for resins and main chemicals Petrochemical Complexes Utilization Rate (% ethylene capacity utilization rate) 65% 70%-1 p.p. 69% 3Q25 2Q26 3Q26 Sales of Resins (PE + PP + PVC) (in thousands of tons) In line with the strategy to expand market share in priority markets while optimizing inventory levels Brazilian Market Exports Recurring EBITDA (in US$ million) 869 91 9 (655) (35) 267 (12) 787 763 229 +12% Recurring EBITDA 2Q26 854 175 240 Increase driven by the strategy to expand market share in priority markets Main Effects FX 3Q25 2Q26 3Q26 Sales of Main Chemicals¹ (in thousands of tons) Brazilian Market Exports 700 43 3Q25 598-4% Sales Volume Contribution Margin SG&A¹ + Fixed Costs OIE¹ Recurring EBITDA 3Q26 Contribution Margin: normalization of average international spreads for resins and main chemicals SG&A¹andFixed Costs: higher sales volume and lower recovery of credits related to demurrage 574 60 2Q26 6 | PUBLIC 67 3Q26 Due to the prioritization of sales with higher value-added OIE²: expenses for plant maintenance and write-offs of discontinued investment projects Source: Braskem | Not (1): Ethene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene are considered main chemicals due to their representativeness in net revenue for the segment; Note (2): SG&A: Selling, General and Administrative Expenses; OIE: Other Income (Expenses), Net PERFORMANCE BY SEGMENT 3Q26 | I'M GREENTMBIO-BASED PE (PART OF BRAZIL/SOUTH AMERICA SEGMENT) The business's operational performance in 3Q26 was impacted by a scheduled maintenance shutdowns at the Rio Grande do Sul plant Green Ethylene Utilization Rate % Green Ethylene capacity utilization rate) 66% 40%-19 p.p. 47% 3Q25 I’m green 2Q26 bio-based PE Sales 3Q26 (in thousands of tons) Lower, due to a scheduled maintenance shutdowns at the Rio Grande do Sul plant 44 39-19% 31 3Q25 I’m green bio-based turns 16 Key Numbers 275 kt/year production capacity +9% per year in the recurring customer base since 2023 Long-term partnerships in I'm green Lower demand from new and existing clients 2Q26 3Q26 +37% in relation to the originally designed capacity +4.6 million tons of CO₂ removed EVA 7 | PUBLIC Source: Braskem PERFORMANCE BY SEGMENT 3Q26 | USA& EUROPE With the reduction in the average PP spread, the EBITDA of the US and Europe segment was US$489 million, lower compared to 2Q26 USA & Europe PP Plants Utilization Rate (% PP capacity utilization rate) 79% 76%-2 p.p. 74% 3Q25 2Q26 3Q26 Lower availability of propene in Europe Recurring EBITDA (in US$ million) 147 (5) (109) (10) (9) 15 Recurring EBITDA 2Q26 PP Sales (inthousands of tons) 495 499-2% 489 Main Effects Sales Volume Contribution Margin SG&A¹ + Fixed Costs OIE¹ Recurring EBITDA 3Q26 Contribution Margin: reduction in the average PP spread for the United States and Europe Lower product availability in Europe and purchase anticipations in the United States 3Q25 8 | PUBLIC 2Q26 3Q26 SG&A¹ and Fixed Costs: higher logistics expenses for feedstock supply in the United States Source: Braskem | Note (1): SG&A: Selling, General and Administrative Expenses; OIE: Other Income (Expenses), Net PERFORMANCE BY SEGMENT 3Q26 | MEXICO Braskem Idesa's utilization rate was higher compared to 2Q26, mainly due to increased ethane acquisition through TQPM Mexican PE Plants Utilization Rate (% PE capacity utilization rate) 47% 43% +19 p.p. 62% Higher volume of ethane imported and acquired by PEMEX Recurring EBITDA (in US$ million) 57 23 (77) (0) (1) 2 3Q25 2Q26 PE Sales (in thousands of tons) 3Q26 +28% 146 125 159 3Q25 9 | PUBLIC 2Q26 3Q26 Higher product availability for sale Recurring EBITDA 2Q26 Main Effects Sales Volume Contribution Margin SG&A¹ + Fixed Costs OIE¹ Recurring EBITDA 3Q26 Contribution Margin: reduction in the average PE spread for the United States (Mexico mix) SalesVolume: higher volume available for sale, mainly due to an increased supply of ethane Source: Braskem | Note (1): SG&A: Selling, General and Administrative Expenses; OIE: Other Income (Expenses), Net 10 | PUBLIC Agenda 3Q26 Context Performance by Segment 3Q26 Context Performance by Segment Consolidated Performance Petrochemical Scenario for 4Q26 and 2027 Petrochemical Scenario for 4Q26 and 2027 2026 Priorities 2026 Priorities 3Q26 CONSOLIDATED PERFORMANCE | RECURRING EBITDA Consolidated recurring EBITDA was US$ 382 million in 3Q26, impacted mainly by the normalization of international spreads Consolidated Recurring EBITDA (in US$ million) 1,043 150 3Q25 EBITDA Margin 4.7% 2Q26 382 3Q26 24.2% 11 | PUBLIC 9.5% Recurring EBITDA (in US$ million) 1,043 109 9 (758) 382 (16) (5) Recurring EBITDA 2Q26 Main Effects FX Sales Volume Contribution Margin SG&A¹ + Fixed Costs OIE¹ Recurring EBITDA 3Q26 Contribution Margin: normalization of petrochemical spreads across all of the Company’s reportable segments Sales Volume: higher volume of resin sales in the Brazilian market and of resin exports within the Brazil/South America segment, as well as the higher volume of PE sales in Mexico SG&A¹andFixed Costs: higher sales volume in the Brazil/South America segment and higher logistics expenses for the supply of raw materials in the United States Source: Braskem | Note (1): SG&A: Selling, General and Administrative Expenses; OIE: Other Income (Expenses), Net 3Q26 CONSOLIDATED PERFORMANCE | CONSOLIDATED CASH FLOW Recurring cash generation of US$ 416 million in 3Q26, driven by a positive change in working capital 3Q26 Consolidated Cash Flow (in US$ million) Impacted by the increase in the commercial credit limit and the optimization of inventory levels 198 Impacted by scheduled maintenance shutdowns and equipment maintenance, with a focus on asset reliability (151) (21) 4 4 (36) 382 429 416 (6) 3 (55) (54) 269 Recurring EBITDA 12 | PUBLIC Changes in Working Capital¹ CAPEX² Cash Generated in Operating Activities Interest Income Tax Other Recurring Cash Generated Geological event in Alagoas Debt Payments (Net) FX Cash Overseas Subsidiaries Lease-to purchase agreements Transfer to Restricted Cash³ Source: Braskem | Note: (1) Changes in suppliers’ negative balance $1,606 million at the end of 2Q26; Note (2): Operating and strategic investments; Note (3): Increase in the balance of reserve accounts linked to the fulfillment of contractual obligations, with approximately US$ 60 million relating to the commitment agreement for an increase in the credit limit between Petrobras and Braskem. Increase (Decrease) in cash and cash equivalents UPDATES ON ALAGOAS (SEP/26) Progress at work fronts in Alagoas continues to be made as planned Relocation and Compensation Program Relocation of residents: 99.9% Proposals submitted: 19,204 (99.9%) Accepted proposals: 19,143 (99.7%) Paid proposals: 19,133 (99.6%) Closing of Salt Cavities Initiatives to ensure that the 35 cavities require zero maintenance over the long term have been provided, if necessary. Under these initiatives, cavities will be filled with solid material: Of the 18 non-pressurized cavities, 14 have been completed, 2 are currently in the confirmation phase for technical filling limit, 1 cavity is currently being filled, and 1 cavity is in the preparation and planning phase. Total Provision Amount and Balance¹ (R$ billion) 18,2 (16,0) 30% Current Liabilities 70% Non-current Liabilities 3,2 (1,2) 1,0 Payments made 6cavities were naturally filled. 11pressurized cavities are in the planning phase. Total provision amount Reclassification to “Other payables” Realization of adjustment to present value Provision 3Q26² The Company cannot rule out related future developments or associated expenses, and the costs to be incurred by Braskem may differ from the provided estimates or provision amounts 13 | PUBLIC Source: Braskem | Note (1): The provision amount for Alagoas totals R$18.2 billion, as described below: To date, R$16.0 billion has been disbursed, and R$1.2 billion has been reclassified as “Other payable obligations.” Realized AVP (adjustment to present value) totaled R$992 million; (2): The net provision balance at the end of June 2026 was R$3.247 billion, and by the end of September 2026 it had decreased to R$3.195 billion. 14 | PUBLIC Agenda 3Q26 Context Performance by Segment Consolidated Performance 2026 Priorities 3Q26 Context Performance by Segment Consolidated Performance Petrochemical Scenario for 4Q26 and 2027 2026 Priorities PETROCHEMICAL SCENARIO | 4Q26 AND 2027 MAIN PE/PP SPREADS According to external consulting firms, the main international petrochemical benchmark spreads for the Brazil segment are expected to remain below the 2016-2025 historical average USA - PE Spread – ARA Naphtha| Brazil Segment¹ (US$/ton)-31% 773 555 365 +7% 334 358 384 2016-2025 (Average) 1Q26 2Q26 3Q26 4Q26e 2027e Asian PP Spread – ARA Naphtha| Brazil Segment (US$/ton) 479-24% 457 293 +21% 464 385 364 2016-2025 (Average) 1Q26 2Q26 3Q26 4Q26e 2027e PE Spread – MB Ethane | Mexico Segment (US$/ton) 919 1,425 824 +8% 921 996 917 2016-2025 (Average) 1Q26 2Q26 3Q26 4Q26e 2027e The global petrochemical industry remains in a down cycle, with operating rates below the historical average, reflecting global overcapacity, particularly in Asia, and still moderate demand. 15 | PUBLIC Source: External consulting firms – forecast as of November 6, 2026. (1): In 2Q26, the arbitrage between US and Asian PE temporarily widened significantly, creating an export window for US PE with more attractive netbacks and higher margins. 16 | PUBLIC Agenda 3Q26 Context Performance by Segment Consolidated Performance 3Q26 Context Performance by Segment Consolidated Performance Petrochemical Scenario for 4Q26 and 2027 Petrochemical Scenario for 4Q26 and 2027 2026 Priorities PRIORITIES FOR 2H26 Due to recent changes, we have reviewed the main targets and priorities for the coming months Pillars RESTRUCTURING Balance the capital structure to sustain the company over the long term and implement tactical initiatives to mitigate the impacts of industry down cycle OPERATION AND COMMERCIAL Implement initiatives to strengthen competitiveness Priorities 2nd half of 2026 Optimize the Company's capital structure, including Braskem Idesa, to guarantee the stability and perpetuity of business activities Guarantee discipline in capital allocation, with a focus on optimizing financial liquidity Drive structural business competitiveness through operational excellence, synergies, and commercial captures Promote a more competitive business environment for the Brazilian chemical and petrochemical industry Complete mapping out of opportunities for the generation of value (cash and EBITDA) and initiate captures through the Transformation Program FOUNDATION Non-negotiable values for the company Fulfill the commitments established in the agreements related to the Alagoas case 17 | PUBLIC Ensure safety remains a non-negotiable value at the company to guarantee reliable and safe operations Q&A EARNINGS CONFERENCE CALL 3RD QUARTER OF 2026 NOVEMBER 13, 2026 18 | PUBLIC EARNINGS CONFERENCE CALL 3RD QUARTER OF 2026 NOVEMBER 13, 2026 Investor Relations IR website: https://www.braskem-ri.com.br/ Email: braskem-ri@braskem.com Phone: +55 (11) 3576-9531

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Report on Form 6-K may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Report on Form 6-K does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.